United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Ormat Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

686688102

(CUSIP Number)

Nobuomi Iokamori

Hamamatsucho Building, 1-1-1 Shibaura, Minato-ku

Tokyo 105-0023, Japan

Telephone: +81-3-5730-0183

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 14, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 686688102	13D	Page 1 of 4 Pages

1	Names of Reporting Persons ORIX Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Japan
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 10,988,577
	8	Shared Voting Power 0
	9	Sole Dispositive Power 10,988,577
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,988,577
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.5%
14	Type of Reporting Person CO

CUSIP No. 686688102	13D	Page 2 of 4 Pages

Item 1.	Security and Issuer.

This Amendment No. 1 to the statement on Schedule 13D (the “Amendment”) relates to the Common Stock, $0.001 par value per share (the “Common Stock”) of Ormat Technologies, Inc. (the “Issuer”), whose principal executive offices are located at 6225 Neil Road, Reno, Nevada, 89511-1136.

This Amendment amends and supplements the Schedule 13D originally filed by the Reporting Person (as defined below) on July 26, 2017 (the “Original Schedule 13D”). Unless otherwise defined herein, capitalized terms shall have the meaning given to them in the Original Schedule 13D.

Item 2.	Identity and Background.

The Amendment is being filed by ORIX Corporation (the “Reporting Person”), a Japanese corporation. The business address of the Reporting Person is World Trade Center Building, 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo 105-6135, Japan. The Reporting Person is principally engaged in the business of providing diversified global financial services.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Person (collectively, the “Related Persons”) are set forth on Annex A hereto.

During the last five years, neither the Reporting Person nor the Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

This Item 4 is amended and supplemented as follows:

Governance Amendment Agreement

On April 14, 2020, the Issuer and the Reporting Person entered into a Governance Amendment Agreement (the “Amendment Agreement”) pursuant to which it was agreed to permit an increase to the size of the Board to allow for Isaac Angel to serve as a Board director (if approved by shareholders at the Issuer’s annual general meeting of shareholders to be held in June 2020). Pursuant to the Amendment Agreement, the Reporting Person has agreed to procure the necessary consent from the directors appointed by the Reporting Person for the Board expansion, as required by Section 2.1(c) of the Governance Agreement. The consent to increase the number of Board directors only applies to the initial election of Mr. Angel and does not constitute approval for any nomination, re-nomination, appointment or re-appointment of any director or any expansion of the Board thereafter. The Amendment Agreement allows for the temporary expansion to ten (10) directors provided that the total number of directors decreases to nine (9) no later than the Issuer’s annual general meeting in 2021 or 15 months after the Issuer’s annual general meeting in 2020, whichever is earlier.

General

The Reporting Person acquired the securities described in this Amendment for investment purposes and it will review their investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other current and future developments.

Subject to the limitations in the Governance Agreement, the Reporting Person may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. Subject to the limitations in the Governance Agreement, in connection with such considerations or activity, the Reporting Person may use third-party advisers, consultants or agents (each an “Adviser”) to assist it and may engage, directly or indirectly, in discussions or negotiations, or pursue agreements with other parties regarding the securities then held and such other matters as it considers relevant to making its determinations.

CUSIP No. 686688102	13D	Page 3 of 4 Pages

In addition, and subject to the limitations in the Governance Agreement, the Reporting Person, its designees to the Issuer’s Board or its Advisers may engage in discussions with management, the Board, other shareholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of securities, assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The Reporting Person has sole voting and dispositive power over 10,988,577 shares of Common Stock, representing 21.5% of the outstanding shares of Common Stock based on 51,031,652 shares of Common Stock outstanding as of February 26, 2020, as reported in the Issuer’s Form 10-K filed on March 2, 2020. The Reporting Person is a publicly traded company with common stock listed on the Tokyo Stock Exchange and American depositary shares listed on the New York Stock Exchange. The directors of the Reporting Person are listed on Annex A hereto.

(a)	Except as described in Item 4, during the past 60 days neither the Reporting Person nor any of the Related Persons has effected any transactions in the Common Stock.

(b)	None.

(c)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in the Original Schedule 13D and herein, neither the Reporting Person nor the Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements puts or calls guarantees of profits division of profits or losses or the giving or withholding of proxies arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Stock Purchase Agreement, dated as of May 4, 2017, by and among FIMI ENRG, Limited Partnership, FIMI ENRG, L.P., Bronicki Investments Ltd., Isaac Angel, Doron Blachar and ORIX Corporation (incorporated by reference to Exhibit 1l to the Reporting Person’s Schedule 13D related to the Issuer’s securities filed on May 5, 2017).*

2	Governance Agreement, dated as of May 4, 2017, by and between ORIX Corporation and Ormat Technologies, Inc. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on May 4, 2017).**

3	Registration Rights Agreement, dated as of May 4, 2017, by and between ORIX Corporation and Ormat Technologies, Inc. (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on May 4, 2017).**

4	Governance Amendment Agreement, dated as of April 14, 2020 by and between ORIX Corporation and Ormat Technologies, Inc. (incorporated by reference into this Amendment No. 1 to the Reporting Person’s Schedule 13D related to the Issuer’s securities originally filed on May 5, 2017).

CUSIP No. 686688102	13D	Page 4 of 4 Pages

Exhibit Number	Description

*	Filed with the initial statement on Schedule 13D on May 5, 2017.

**	Filed with the Issuer’s Form 8-K on May 4, 2017.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 16, 2020

ORIX Corporation

	By:	/s/ Hidetake Takahashi
	Name:	Hidetake Takahashi
	Title:	Executive Officer

SCHEDULE A

The name, present principal occupation or employment and citizenship of each of the executive officers and directors of the Reporting Person are set forth below. The business address of each individual is c/o ORIX Corporation, World Trade Center Building, 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo 105-6135, Japan.

Directors

Name	Present Principal Occupation or Employment	Citizenship

Makoto Inoue	Director, Representative Executive Officer, President and Chief Executive Officer, Responsible for Group Strategy Business Unit of ORIX Corporation	Japan

Yuichi Nishigori	Director, Senior Managing Executive Officer, Responsible for Energy and Eco Services Business Headquarters of ORIX Corporation, Director, Ubiteq, INC.	Japan

Shuji Irie	Director, Senior Managing Executive Officer, Head of Investment and Operation Headquarters of ORIX Corporation	Japan

Shoji Taniguchi	Director, Senior Managing Executive Officer, Responsible for Treasury and Accounting Headquarters, Enterprise Risk Management Headquarters, Corporate Planning Department, Corporate Communications Department, Assistant to CEO of ORIX Corporation	Japan

Satoru Matsuzaki	Director, Senior Managing Executive Officer, Head of Corporate Business Headquarters of ORIX Corporation, Chairman, ORIX Auto Corporation, Chairman, ORIX Rentec Corporation	Japan

Stan Koyanagi	Director, Managing Executive Officer, Global General Counsel of ORIX Corporation	USA

Eiko Tsujiyama	Outside Director and Independent Director of ORIX Corporation	Japan

Emeritus Professor, Faculty of Commerce at Waseda University

Corporate Auditor, Lawson, Inc. (Outside)

Audit & Supervisory Board Member, NTT DOCOMO, INC. (Outside)

Nobuaki Usui	Outside Director and Independent Director of ORIX Corporation	Japan

Outside Auditor, Miroku Jyoho Service Co., Ltd.

Ryuji Yasuda	Outside Director and Independent Director of ORIX Corporation	Japan

Outside Director, Yakult Honsha Co., Ltd.

Outside Director, Benesse Holdings, Inc.

Adjunct Professor, Graduate School of Business Administration, Hitotsubashi University Department of International Corporate Strategy

Outside Director, Kansai Mirai Financial Group, Inc.

President, Tokyo Woman’s Christian University

Heizo Takenaka	Outside Director and Independent Director of ORIX Corporation	Japan

Professor, Faculty of Global and Regional Studies at Toyo University

Chairman and Director, PASONA Group Inc.,

Director, Academyhills

Director, Center for Global Innovation Studies at Toyo University

Name	Present Principal Occupation or Employment	Citizenship

Outside Director, SBI Holdings, Inc.

Michael Cusumano	Outside Director and Independent Director of ORIX Corporation	USA

Professor, Sloane School of Management at Massachusetts Institute of Technology

Senior Specially Appointed Professor, Tokyo University of Science

Outside Director, Ferratum Plc

Sakie Akiyama	Outside Director and Independent Director of ORIX Corporation	Japan

Founder, Saki Corporation

Outside Director, Sony Corporation

Outside Director, JAPAN POST HOLDINGS Co., Ltd.

Executive Officers

Name	Present Principal Occupation or Employment	Citizenship

Kiyoshi Fushitani	Senior Managing Executive Officer	Japan

Yoshiteru Suzuki	Senior Managing Executive Officer	Japan

Yasuaki Mikami	Managing Executive Officer	Japan

Harukazu Yamaguchi	Executive Officer	Japan

Hitomaro Yano	Executive Officer	Japan

Toyonori Takahashi	Executive Officer	Japan

Yasuhiro Tsuboi	Executive Officer	Japan

Michio Minato	Executive Officer	Japan

Tetsuya Kotera	Executive Officer	Japan

Eiji Arita	Executive Officer	Japan

Seiichi Miyake	Executive Officer	Japan

Hidetake Takahashi	Executive Officer	Japan

Tomoko Kageura	Executive Officer	Japan

Nobuki Watanabe	Executive Officer	Japan

Toshinari Fukaya	Group Managing Executive	Japan

Hiroko Yamashina	Group Executive	Japan

Yuji Kamiyauchi	Group Executive	Japan

Takaaki Nitanai	Group Executive	Japan

Nobuhisa Hosokawa	Group Executive	Japan